FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company
Ballard Power Systems Inc.
9000 Glenlyon Parkway
Burnaby, British Columbia
V5J 5J8

2.	Date of Material Change
November 13, 2018

3.	News Release
The news release was disseminated on November 13, 2018 through Canada Newswire.
4.     Summary of Material Change
Ballard Power Systems Inc. (“Ballard”) announced the closing of a strategic collaboration transaction (the "Transaction") with Weichai Power Co., Ltd. (“Weichai”), previously described in a press release issued on August 29, 2018, consisting of the following: (1) an equity investment in Ballard by Weichai in the amount of approximately US$163.6 million (the "Weichai Investment"), representing a 19.9% interest in the common shares of the capital of Ballard (“Common Shares”), (2) Weichai and Ballard establishing a joint venture company (“JV”) in Shandong Province to support China’s burgeoning fuel cell electric vehicle (“FCEV”) market in bus, commercial truck and forklift applications, and (3) an equity investment in Ballard by Zhongshan Broad-Ocean Motor Co., Ltd. (“Broad-Ocean”), a current Ballard strategic investor, in the amount of approximately US$20.2 million (the "Broad-Ocean Investment") to maintain its 9.9% ownership position in Ballard.
5.1     Full Description of Material Change

(1)
The Weichai Investment consists of 46,131,712 Common Shares issued to Weichai at a price of US $3.5464 per share, for a total investment of US$163,601,503.44. In connection with the issuance of these Common Shares, Weichai and Ballard entered into an investor rights agreement (the "Investor Rights Agreement"), under which:

(i)
Weichai’s Common Shares are subject to a two-year restriction on disposition (subject to customary exceptions for non-arm’s length transfers and participation in material transactions involving Ballard);

(ii)	Weichai has the right to nominate two (2) directors to Ballard’s board of directors;

(iii)	Weichai is entitled to pre-emptive rights to maintain its ownership position at 19.9%;

(iv)	Weichai is subject to a two-year “standstill” under which it is prohibited from increasing its share ownership or seeking to increase its representation on the Ballard board of directors; and

(v)
Weichai has committed that, if a change of control transaction is proposed that the Ballard board wishes to entertain, Weichai will either make a superior competing proposal or will support the proposed change of control transaction.

(2)
The JV, in which Ballard holds an initial 49% ownership position, will have the exclusive right to manufacture Ballard’s next-generation LCS fuel cell stack and LCS-based power modules for bus, commercial truck and forklift applications. Weichai and Ballard entered into or reached agreement on the final form of, as applicable, a series of commercial agreements (the "Commercial Agreements") in connection with the establishment of the JV, including:

(i)	a R&D Agreement under which Ballard will design and develop liquid-cooled PEM fuel cell stacks and modules for a total fee of US$90 million;

(ii)	a Technology Licence under which Ballard grants the JV a non-exclusive royalty-free licence to Ballard’s background technology incorporated into the products it develops for the JV; and

(iii)	a MEA Supply Agreement under which the JV will purchase the membrane electrode assemblies required for its PEM fuel cells exclusively from Ballard.
Broad-Ocean has also expressed an interest in acquiring a 10% ownership position in the JV, which would correspondingly reduce Ballard’s ownership position from 49% to 39%. Discussions regarding this investment are currently underway between the parties.

(3)
The Broad-Ocean Investment consists of 5,699,947 Common Shares issued to Broad-Ocean at a price of US $3.5464 per share, for a total investment of US$20,214,292.04. In connection with the issuance of these Common Shares, Broad-Ocean and Ballard entered into an amending agreement (the "Amending Agreement") of their original investor rights agreement (the "Original Agreement"), under which the sections of the Original Agreement contemplating the "standstill" and restrictions on disposition were updated to align with the "standstill" and restrictions on disposition in the Investor Rights Agreement.

For further details, the Investor Rights Agreement and the Amending Agreement have been filed as material contracts with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov) and is publicly accessible under Ballard’s filings on those websites.
5.2     Disclosure for Restructuring Transactions
Not applicable.
6.     Reliance on subsection 7.1(2) of National Instrument 51-102
This report is not being filed on a confidential basis.
7.     Omitted Information
Not applicable.
8.     Executive Officer
Kerry Hillier, Corporate Secretary
Telephone: (604) 454-0900
kerry.hillier@ballard.com
9.     Date of Report
November 23, 2018.